United Online, Inc.

Second Quarter 2008 Earnings Call

August 5, 2008

Operator:                                              Good day everyone and welcome to United Online’s Second Quarter Earnings Conference Call. Today’s call is being recorded. At this time I would like to turn the conference over to Erik Randerson, Vice President, Investor Relations. Please go ahead.

Erik:                                                                         Thank you. Hello and welcome to United Online’s conference call to discuss our financial results for the second quarter ended June 30, 2008. With me today is Mark Goldston, our Chairman, President and Chief Executive Officer and Scott Ray, our Executive Vice President and Chief Financial Officer.

                                                                                                In addition, on today’s call and in the accompanying slides that are available within the Investor Relations section of our website, we will refer to adjusted operating income before depreciation and amortization or OIBDA, segment-adjusted OIBDA, adjusted net income, adjusted net income per share and free cash flow. Management believes that each of these measures are useful in evaluating the company’s operating performance. These measures are not determined in accordance with accounting principles generally accepted in the U.S. or GAAP and should be considered in addition to, not as a substitute for or superior to financial measures determined in accordance with GAAP. Definitions of these non-GAAP financial measures are provided in today’s press release and in the accompanying slides on our website, along with reconciliations to the most comparable financial measures.

                                                                                                Before I get started, I also need to point out that the company applies the Safe Harbor provisions as outlined in the press release to any forward-looking statements that may be made on this call. Statements regarding our current expectations about our future operations, financial condition, performance, pay accounts, services and the industry in which we operate are forward-looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

                                                                                                More information about potential risk factors that could affect the company’s business and its financial results is included in today’s press release under the caption Cautionary Information Regarding Forward-Looking Statements and in United Online’s most recent filings with the Securities & Exchange Commission. Projections provided by management in the press release and in today’s call are based on information available to us at this time and management expects that internal projections and expectations may change over time. However, the company does not intend to revise or update this information and may not provide this type of information in the future. Any persons replaying this broadcast after August 5, 2008 should recognize that any non-historical information discussed in today’s call might not be current or valid after this date because the circumstances and assumptions underlying such information may have changed.

United Online, Inc.

Second Quarter 2008 Earnings Call

August 5, 2008

                                                                                                And with that we’re going to start out with a few comments from Mark and Scott and then we’re going to open it up for questions. So I will now give the floor to our Chairman, President and Chief Executive Officer, Mark Goldston.

Mark:                                                                 Thanks, Erik. Thanks, everyone, for coming out to the United Online Earnings Call for the June, 2008 quarter. I’m going to begin with a high level view of our operating highlights for the second quarter and then I’ll review the operating segment performance itself. I’m also going to give a highlight on the proposed acquisition of the FTD Group, including a recap of some very positive developments on our            financing initiatives. Scott Ray, our Chief Financial Officer, will conclude our prepared remarks with a look at the numbers for the quarter and guidance going forward.

                                                                                                Before I get started, I’d like to mention we created a PowerPoint presentation that summarizes our second quarter financial results and the operating metrics and you can download a copy of this presentation on our internet homepage at www.unitedonline.com within the Investor Relations section, right next to the earnings press release. And I would encourage you to do that because it’s a very comprehensive presentation.

                                                                                                Now let me begin by saying that I am very pleased with our second quarter, 2008 performance, particularly in light of the challenging macro environment that’s impacted the results of several internet companies that have reported this quarter. There are five key highlights I hope you’ll take away from our Q2 2008 results and updated outlook for the balance of this year.

                                                                                                The first is that revenues came in above our guidance and adjusted OIBDA came in near the high end of guidance and both measures exceeded first call consensus expectations. What’s really encouraging is that we achieved such strong results despite expensing $3.9 million in deferred transaction related costs relating to the proposed IPO of our wholly owned subsidiary Classmates Media Corp. Excluding the IPO expenses, we would have achieved a new quarterly record for adjusted OIBDA, both in absolute dollar terms and expressed as a percentage of consolidated revenues.

                                                                                                Our strong results in a very difficult advertising market demonstrate the resiliency of the hybrid business model that derives revenues from both subscriptions and advertising. In Q2 2008 74 percent of consolidated revenues came from subscriptions. This is something we’ve been touting for a long time that’s a major advantage in the United Online business model and that has come through in spades in the most recent quarter.

United Online, Inc.

Second Quarter 2008 Earnings Call

August 5, 2008

                                                                                                Number two: We had another great quarter in our Classmates Media segment where we added 288,000 net pay account additions, second only to last quarter’s record performance of 322,000 and this is the second highest number of net pay account additions in the 13 year history of Classmates Online. We launched several feature enhancements during 2008 that are contributing to increased traffic and growth in the user-generated content on this social networking website among both the free and the pay members. Most important, the Classmates Media segment again posted impressive top line growth and exceptional operating leverage that Scott Ray will address later in his remarks. Anecdotally, I just want to point out that in the 12 months ended June 30, 2008 we added 1.1 million net new paid subscribers in the Classmates Media segment, going from 2.7 million up to 3.8 million paid subscribers, truly remarkable performance.

                                                                                                Number three: Our communications segment once again delivered a strong quarter against our objective of operating this business for profitability and cash flow. In fact, we achieved yet another record quarter for segment operating margins in the communications business as that segment’s adjusted OIBDA increased to an all-time high of 41.3 percent of segment revenues in Q2.

                                                                                                Number four: Our business continues to generate a substantial amount of cash flow, which is particularly important considering that we’ll leverage our balance sheet for the proposed acquisition of FTD. Our cash and investment balances increased by $16 million during the quarter and this is despite paying nearly $15 million in cash dividends in Q2.

                                                                                                Speaking of returning cash to shareholders, once we pay the third quarter dividend that we announced yesterday, we will have returned more than $190 million in cash to shareholders during the past 3.5 years via dividends. As we previously announced, following the closing of the proposed acquisition of the FTD Group, we expect to decrease our regular quarterly cash dividend of 20 cents a share to 10 cents per share. The continuation of our dividend while we incur the debt service payments associated with the FTD transaction really highlights the exceptional cash flow generated by United Online’s business. How many companies could continue a dividend of ten cents a share and have the debt service that we will have? It just shows you what a tremendous cash flow business we’ve got.

                                                                                                And then number five in our top five points I’d like to make is that we remain confident in our outlook across both segments for our business for the balance of 2008. Scott Ray will provide the details of our updated guidance that once again increases our projections for adjusted OIBDA in 2008 despite the IPO-related expenses of $3.9 million that reduced our adjusted EBITDA in the second quarter, as I mentioned earlier by that amount.

United Online, Inc.

Second Quarter 2008 Earnings Call

August 5, 2008

                                                                                                Now let’s look at the operating segments and I want to start with looking at the Classmates Media segment, which is comprised of the online social networking and online loyalty marketing group. Led by our flagship Classmates.com website, our social networking business had another outstanding quarter. Segment pay accounts as of June 30, 2008 grew 41 percent versus June 30, 2007 and increased a net 288,000 during the second quarter, which resulted in continued strong growth in subscription revenues. As I stated earlier, this was the second highest all-time level of net pay account additions in our social networking business in 13 years, which is a real testimony to that business especially given the macroeconomic environment we live in today.

                                                                                                I’m also encouraged to report an uptick in activity among our large base of free social networking members which was one of the key goals that I shared with the investment community on a call entering this year. In fact, you may recall that the Classmates website redesign was particularly aimed at encouraging free and pay users to deepen their levels of engagement and come back to the Classmates website with greater frequency. We talked about this a lot in the third quarter of last year and again on the IPO road show for Classmates Media Corporation and I’m proud to announce that those initiatives have been very successful.

                                                                                                We knew at the outset that our primary goal of encouraging these Classmates members to post more user-generated content to the site would be critical to our success simply because fresh content creates substantial interest and that brings members back to the site. The user-generated content I’m referring to includes photographs, photo albums, member bios, affiliations and such, where our members attended high school, college, grade school or whatever their personal interests may be, whatever guest book signatures they may have and so on. So the early results have been extremely gratifying.

                                                                                                Site visits to Classmates have increased significantly among free and pay members year-to-date 2008 according to our internal measures. In fact, a helpful barometer of our progress is the Classmates Media segment monthly active accounts metric which we report on and which is so critical to reading our business. Our monthly segment active account metrics in Classmates Media increased by 1.2 million users or nine percent in the second quarter to a total of 15.1 million actives and increased by 3.4 million actives or 29 percent versus the year ago quarter when we had 11.7 million monthly active members.

                                                                                                We are executing particularly well on our initiatives to accelerate the creation of user-generated content, extending our considerable progress that I described on last quarter’s earnings call. We experienced double digit growth on a sequential quarter basis, comparing Q2 versus the first quarter, on virtually every single user-generated content metric we monitor including daily averages for photos uploaded to the site, member bios created, double blind emails exchanged

United Online, Inc.

Second Quarter 2008 Earnings Call

August 5, 2008

                                                                                                between members, message board posts and on down the list. Every single one of those metrics was up. Again, fresh content and corresponding email notifications that members receive which highlight new content within their relevant communities are really effective mechanisms for bringing people back to the Classmates website. What’s really great about the new user-generated content is that not only does it allow us to monetize member visits through advertising and paid subscriptions, but these same member visits typically create additional content from digital guest book signatures and message board posts and other forms of interaction that occur when a Classmates member visits the site.

                                                                                                For those of you who have visited Classmates recently, and I hope that’s all of you, you know that several of our site enhancements launched this year. I’ve introduced brand new forms of user-generated content that facilitate greater opportunities for member connections. It is a huge difference year-over-year in terms of the amount of the user-generated content that’s on the site today versus where it was just 12 months ago. In fact, in the second quarter we launched a friends feature that enables Classmates members to create networks of friends and acquaintances on their personal profile. So for example, if my profile were to include a friends section that highlighted photographs of my friends, acquaintances and colleagues, it would also provide a link to each of their Classmates profiles. So we think this feature plays on everyone’s natural curiosity to browse photos and other content within relevant communities and this helps to drive an increase in the number of member profiles viewed last quarter on Classmates.

                                                                                                We also recently launched our neighborhoods feature, which I’ve talked about a lot in the past. And this allows a Classmates member to affiliate with other members in their residential community separate from who they may have ever gone to school with, either past or present, and allows them to share common interests and facilitate meeting new people.

                                                                                                In a nutshell, clearly the new look and feel of Classmates provides a more compelling experience than ever before. Our improving member satisfaction scores, the significant increase in active members and we had an all time record low churn percentage in the second quarter on Classmates and this all reinforces the favorable memorable response to our initiatives. It’s highly unusual for a business to have gone up 1.1 million members over the last 12 months and 288,000 net paid additions in a quarter and see your churn not only go down but go down to an all-time record low level.

                                                                                                We have an active roadmap of new enhancements scheduled for the balance of 2008 on Classmates, both in the U.S. and internationally and our plans include launching new sections on the Classmates website that will expand beyond our core which is reconnecting with your past value propositions. That’s been our

United Online, Inc.

Second Quarter 2008 Earnings Call

August 5, 2008

                                                                                                calling card obviously and while we’re not going to de-emphasize that proposition of reconnecting with your past under any scenario, these new features will just help us expand our appeal. Our vision is to further evolve the Classmates website to broaden its overall appeal and give our members more to do when they visit the site, including establishing new friendships with members that share common interests that may not have gone to any of their previous schools with them.

                                                                                                As a final note on social networking, we continue to generate remarkable growth on our international social networking websites that are located in Germany, France, Sweden and Austria under the StayFriends and Traumbee(?) brand names. Revenues from our international social networking websites nearly tripled in the second quarter of 2008 versus 2007 as a result of the strong growth in our pay accounts.

                                                                                                With our international operations ranking as one of the leading social networks in our core markets in Germany, France and Sweden, we see an attractive opportunity to further expand our European footprint over time by increasing penetration in both our existing markets as well as entering new countries within Europe. In fact, our European operations have an outstanding leadership team as well as a technology platform and business model that’s proven scalable and efficient at supporting these growth initiatives. We think we can cost effectively leverage the existing infrastructure and resources we’ve got in place in our German-based operation and if we ultimately pursue further expansion into new geographies into Europe, just as we did when we launched our Austrian StayFriends business earlier this year, we feel confident that we can leverage that infrastructure.

                                                                                                Now let me shift to a discussion of the other key anchor in the Classmates Media segment which is MyPoints, our online loyalty marketing service that delivered another solid quarter in a very difficult advertising environment, as most of you know. Our MyPoints business again grew its revenue year-over-year during the second quarter but at a more moderate rate than we’d experienced prior to last quarter. Clearly, we’re operating in the same tough advertising market as everyone else. But it’s important to note that MyPoints is arguably better positioned than many companies with an ad supported business model considering that MyPoints predominantly offers performance pricing, which I can tell you as a marketer people love.

                                                                                                So you’ve heard from other companies this quarter that being able to demonstrate, quantify and measure the return an advertiser is getting for their investment has become really important in recent quarters. Well, the majority of our MyPoints business involves delivering targeted ad campaigns that offer points-based incentives to create action among the MyPoints member base. So we typically get paid by advertisers for performance-based metrics and that can include retail sales

United Online, Inc.

Second Quarter 2008 Earnings Call

August 5, 2008

                                                                                                on their websites, visits to their websites, clickthroughs, qualified leads or any combination that adheres to the advertiser’s specific objectives.

                                                                                                We’re also pleased that MyPoints demonstrated continued strong growth in the new product categories during the second quarter, including our market research survey division and the internet search toolbar that we introduced last year. Now these offerings aren’t traditional advertising products but rather were created to leverage the strong demand for the MyPoints currency, which is points, among our active membership. Our belief was that a core set of MyPoints members would do almost anything to earn points and the early success of these products confirms that thesis. So the growth in these new products, while still small today, has helped to partially offset the pockets of weakness among certain advertiser verticals that the market is experiencing.

                                                                                                What’s interesting is that we believe certain aspects of the MyPoints business have actually benefited from the weaker economy, at least at the margin. Let me explain that. First, we have continued to reduce our average cost to acquire new MyPoints members compared to a year ago and we did that primarily by negotiating favorable rates with our online co-reg(?) partners. United Online as an organization has a particular expertise in online member acquisition activities and at MyPoints we’re taking advantage of the current market environment to increase the efficiency of our member acquisition spending.

                                                                                                Secondly, we believe the core value proposition for MyPoints members, the millions of consumers who are registered to the MyPoints service, may even be more compelling in today’s sluggish economy. Gas prices are approaching $5 a gallon in many parts of the country, consumers are increasingly willing to clip coupons again and look for any opportunity to extend their buying power. Not surprisingly, the MyPoints member base has increased significantly in 2008 and traffic to our new redesigned MyPoints website also continues to increase, especially on the principle coupon section and other areas of the site that appeal to the price conscious consumer.

                                                                                                Now I’d like to talk a little bit about the Classmates Media Corp IPO process. Needless to say, as you can tell from the results I just reported, we are extremely pleased with the performance of our Classmates Media segment and we’re excited about the prospects going forward. As I just noted previously, we’re incurring a $3.9 million expense in Q2 which relates to the Classmates Media IPO which was withdrawn last December. While most of these costs date back to our activities in 2007, we were carrying them on our books as assets because we thought that there remained a good possibility that we would consummate the CMC IPO during this year, 2008.

United Online, Inc.

Second Quarter 2008 Earnings Call

August 5, 2008

                                                                                                However, despite the outstanding performance of our Classmates Media segment, as you are well aware the capital markets, particularly for IPOs, have really not improved. And as such, we’ve made the decision that we don’t believe that we will complete the CMC IPO in ‘08 and so we won’t do it before 2009. So while this conclusion gave rise to our incurring the IPO expenses, I’d like to reiterate the fact that this does not change our strategy to take Classmates Media public. We fully intend to do that for all the reasons we’ve previously articulated. We think it makes sense and we will revisit it when the capital markets have improved for IPOs and when we think that proceeding with a CMC IPO will be in the best interest of our shareholders.

                                                                                                Now let me shift to the communications segment review, which is primarily as you know our ISP brands, NetZero and Juno. This segment again delivered impressive results against our objective of managing the communications business for two basic things: Profitability and cash flow. I know that sounds like a broken record. We’ve been saying it now for 2.5 to 3 years on earnings calls. But that is precisely what we’ve been doing with that business.

                                                                                                By managing our costs extremely efficiently, we delivered yet another quarter in which adjusted OIBDA as a percentage of segment revenue rose to an all-time record 41.3 percent Q208. We think the profitability and cash flow characteristics of this business remain extremely compelling. In fact, it’s interesting to note after the proposed FTD acquisition is complete the communications segment or dial is expected to represent less than 25 percent of our total revenues within United Online. That’s really remarkable. My hope is that the significant diversification of our revenues such that 75 percent have nothing to do with communication will alleviate investor concerns about the exposure the company has to dialup and that Wall Street may instead appreciate the attractive profitability and cash flow contribution that that segment provides quarter after quarter.

                                                                                                Incidentally, you might wander how we’ve been able to increase adjusted OIBDA margins quarter after quarter, year after year despite experiencing revenue declines for the past few years. Well, I attribute our ability to deliver these amazing results in a mature market to our flexible business model that we developed as you know years ago to support our position as a leader in the category we pioneered which was value priced internet access. We deliberately built our infrastructure around my philosophy to rely heavily on outsourcing, particularly for non-critical functions with a cost structure in which significant amounts of our direct costs are variable. So as the dial business has matured and as the subscriber counts have declined in recent years, our large variable costs such as telecom, credit card processing and customer support have all declined. In fact, they’ve even declined faster than our subscriber losses in most instances.

United Online, Inc.

Second Quarter 2008 Earnings Call

August 5, 2008

                                                                                                So the key is that by developing a core competency for outsourcing many aspects of the business frequently to multiple vendors in a given category, we’ve retained the flexibility to move business between vendors or to consolidate vendor relationships when it’s been beneficial for us to do so. Second, but I would say probably equally important, we continue to aggressively value engineer other aspects of our cost structure as the dialup market has matured. There are very few if any companies that are as adept at value engineering their business as we are and our definition of value engineering is making a significant cost reduction that does not result in the consumer realizing any differences in the services that they experience.

                                                                                                Let me give you an example. During the second quarter 2008 we completed a major value engineering project which was to consolidate and relocate our production data center operations from high cost regions in high tax municipalities to low cost regions in low tax municipalities. In doing this, we achieved further economic and operational efficiencies because we reduced our footprint and power requirement at the same time without ever impacting the customer experience at any time in the process. We expect the data center consolidation to save the company multi-millions of dollars annually in combined operational and tax savings. This is just one example but it really illustrates the company’s focus on pursuing operational cost savings to protect and enhance our profit margins.

                                                                                                And now let me shift gears to our marketing initiatives in the communications segment. While we’ve reduced our communications marketing and ad spending in recent years, we continue to pursue a multi-faceted approach that includes television advertising, retail distribution partnerships and OEM partnerships with the leading computer manufacturers. In fact, whenever possible our marketing and ad campaigns target specific demographic segments of the U.S. that are most likely to be receptive to a value priced dialup message.

                                                                                                Let me give you an example. There’s a recent analysis from the big Pew Internet in American Life Project that reported that 29 percent of all dialup users live in households with annual incomes below $30,000 and that 30 percent of dialup users live in rural areas or what we call C&D counties. These are our customers. Recognizing where the dialup market is today we at United continue to establish new retail distribution partnerships that provide us with increased exposure to both the rural and lower income households. Our stable, which is quite impressive, now includes Kmart, Best Buy, Circuit City, Radio Shack, Sears, Fred’s, Circle K and a host of others and we have a world class roster of OEM PC computer companies that preload NetZero on their boxes such as Dell, Hewlett Packard, Gateway, eMachines, Toshiba, Acer and we just announced that beginning this quarter we will be on the Lenovo PCs as well. So we’re in more

United Online, Inc.

Second Quarter 2008 Earnings Call

August 5, 2008

                                                                                                than 15,000 retail stores and we’re preloaded on more than 20 million computers annually with our dialup ISP brand.

                                                                                                I’d like to conclude with an update on our progress on the exciting proposed FTD acquisition. On April 30th, United Online announced a definitive agreement to acquire the FTD Group, a leading provider of floral and related products in the U.S., Canada, the U.K. and the Republic of Ireland under the FTD and Interflora brand name. I’m not going to talk about the acquisition strategy again on today’s call because you’ve heard it from me many times. But for those of you who aren’t familiar with the business, please bear in mind that FTD has a significant presence on the internet and over 90 percent of the orders in FTD’s consumer segment originate online at FTD.com

                                                                                                In any event, there are three key milestones that have occurred since our last conference call that I think are important for you to understand. First, as previously announced, we have secured a commitment for $60 million in additional acquisition financing from Silicon Valley Bank. The term loan under the senior secured term loan facility will bear interest at either LIBOR plus 3. 5 per year with a LIBOR floor of three percent or a base rate plus two percent per annum. These terms are much more attractive for United Online’s shareholders than the original financing package we announced to you at the date of the acquisition and that included a $100 million United Online note with a 13 percent coupon that we no longer expect to issue.

                                                                                                The anticipated savings in the interest expense resulting from this new financial commitment are substantial. The $60 million term loan will be at the United Online level and will be secured by the assets of our communications, Classmates Media businesses alone, not by FTD.

                                                                                                The second key milestone is that to the extent we complete the Silicon Valley Bank financing and then use those proceeds for the acquisition as we anticipate, under the terms of the merger agreement we will increase the cash consideration payable to FTD shareholders by $2.81 per FTD common share in substitution of $3.31 principal amount of the United Online note. In a nutshell, considering that FTD has approximately 30 million shares outstanding this will be in effect a reduction of approximately $15 million in the amount that we will be paying to acquire FTD and a significant reduction in interest expense going forward which makes us even more excited about the transaction than we were at the outset.

                                                                                                And the third major milestone and perhaps the largest is the fact that we have just announced that we’ve executed definitive documentation for the $375 million in term debt required to finance the FTD transaction through Wells Fargo and a $50 million revolving credit facility. Wells Fargo has informed us that it has completed its syndication of the term debt and the revolving credit facility. Both

United Online, Inc.

Second Quarter 2008 Earnings Call

August 5, 2008

                                                                                                the term debt at $375 million and the revolving credit facility at $50 million are non-recourse to United Online and are collateralized only by the FTD asset.

                                                                                                The $375 million in term debt on FTD through Wells Fargo and the $60 million in term debt that we’ve got through Silicon Valley Bank represent the total amount of debt financing that we needed to secure in order to consummate the FTD transaction. While the closing of the Silicon Valley bank line and the term loan and revolver led by Wells Fargo remain subject to various conditions, we’re very optimistic that we will have all of our financing in place to close the FTD acquisition.

                                                                                                If you’d like to learn more about this financing structure, I would refer you to S4 which is on file right now at the SEC. The FTD shareholder meeting to vote on the transaction is scheduled for August 25th and we hope to consummate the transaction very soon after that meeting. After closing the transaction, I’ll be able to say a lot more about our plans going forward.

                                                                                                So with that, I’m going to turn the mic over to Scott Ray and he’ll take you through a review of our financial results. Scott?

Scott:                                                                 Thank you, Mark and good afternoon, everybody. Let me first begin with a review of consolidated financial highlights for the second quarter and then I’ll get into the specifics of our operating segments as well as discuss our guidance going forward.

                                                                                                Starting with consolidated financial highlights, our second quarter results again demonstrated very strong performance against the key priorities we have previously outlined for the investment community. As a reminder, we operate the Classmates Media segment with a focus on subscriber growth, revenue growth and adjusted OIBDA contribution. By comparison, we operate the communications segment with a primary focus on driving strong profitability and cash flow contribution from our dialup internet access business.

                                                                                                Our consolidated pay accounts increased by a net 161,000 in the second quarter, representing an increase of 20 percent compared to net additions of 134,000 pay accounts in the year ago quarter. Our total pay accounts at the end of the second quarter were 5.7 million.

                                                                                                The company’s consolidated revenues were $122.3 million for the second quarter which was $1.3 million above the high end of our guidance range of $117 to $121 million for the quarter. Our consolidated revenues declined by seven percent from the $131.4 million reported in the year ago quarter as growth in Classmates Media revenues was more than offset by the decline in communications revenue. Classmates Media represented 46.6 percent of consolidated revenues in the second quarter, up significantly from 36.3 percent in the year ago quarter.

United Online, Inc.

Second Quarter 2008 Earnings Call

August 5, 2008

                                                                                                Our consolidated gross margin in the second quarter increased to 78.1 percent, up from 76.9 percent in the year ago quarter and driven by gross margin expansion for Classmates Media. The company’s consolidated adjusted OIBDA was $37.6 million in the second quarter, up $1.3 million or three percent from $36.3 million in the year ago quarter. Our second quarter results were near the top end of our guidance range of $34 million to $38 million despite our expensing the $3.9 million in deferred transaction related costs, which Mark referred to earlier relating to the proposed IPO of Classmates Media Corporation. Excluding these expenses, consolidated adjusted OIBDA would have been $41.5 million, as Mark mentioned, in the second quarter and would have exceeded the high end of our guidance range.

                                                                                                Our consolidated adjusted OIBDA margin, which represents consolidated adjusted OIBDA as a percentage of consolidated revenues, increased by 300 basis points to 30.7 percent in the second quarter from 27.7 percent in the year ago quarter, despite the IPO related expenses I previously mentioned. Excluding the $3.9 million in IPO related expenses, the company would have achieved a consolidated adjusted OIBDA margin of 33.9 percent in the second quarter.

                                                                                                Our improving margins reflect the continuing operating leverage we are experiencing within Classmates Media as well as our disciplined financial management throughout the company. The company’s consolidated GAAP diluted net income per share was 19 cents in the second quarter, down from 23 cents in the year ago quarter principally due to expensing the $3.9 million in deferred transaction related costs related to the proposed IPO previously discussed. The company’s adjusted diluted net income per share in the second quarter was 29 cents and was up two cents or seven percent from the year ago quarter. Again, excluding the $3.9 million in IPO related expenses our adjusted diluted net income per share in the second quarter would have been 32 cents.

                                                                                                During the second quarter the company generated free cash flow of $31.9 million. This was up $0.8 million or three percent from the $31.1 million we reported in the year ago quarter. Now let’s turn to the second quarter 2008 operating segment results, starting with Classmates Media.

                                                                                                Classmates Media pay accounts increased by a net 288,000 during the second quarter versus net growth of 277,000 in the year ago quarter. Our segment pay accounts at June 30, 2008 grew 41 percent to 3.8 million versus 2.7 million at June 30, 2007. And as Mark alluded to, the 288,000 net increase in the second quarter was the second best quarter of net pay account growth we have achieved to date. Classmates Media pay accounts at June 30, 2008 represented 66.5 percent

United Online, Inc.

Second Quarter 2008 Earnings Call

August 5, 2008

                                                                                                of our total pay accounts compared to 53 percent of our pay accounts at June 30, 2007.

                                                                                                Our pay account churn for the Classmates Media segment improved to 4.2 percent in the second quarter and was down from 4.3 percent in the first quarter and from 4.6 percent in the year ago quarter. Our active accounts in Classmates Media, as Mark mentioned, were 15.1 million in the second quarter, a strong nine percent sequential increase from 13.9 million in the first quarter and a 29 percent increase from the 11.7 million we reported in the year ago quarter.

                                                                                                Our Classmates Media revenues increased to $57 million in the second quarter, up $9.3 million or 19 percent from the $47.7 million in the year ago quarter. This increase was principally attributable to growth in billable services revenue which increased $8.5 million or 33 percent to $34.1 million in the second quarter versus the year ago quarter as a result in the increase in the number of pay accounts. Our second quarter advertising revenues in the segment increased $0.8 million or three percent to $22.9 million compared to the year ago quarter.

                                                                                                Our average monthly revenue per pay account or RPU in the second quarter was $3.10, flat with the first quarter and down seven percent from the $3.32 in the year ago quarter. A key driver of the year-over-year decline in RPU was the strong growth delivered by our international social networking business in recent quarters, which has lower average price points than in the U.S.

                                                                                                Segment adjusted OIBDA increased 52 percent year-over-year during the second quarter to $10.6 million from $7 million in the year ago quarter. Again, these second quarter results include the expensing of the $3.9 million in deferred transaction related costs relating to the proposed IPO of Classmates Media Corporation. Excluding these expenses segment adjusted OIBDA would have increased to $14.5 million in the second quarter versus the $7 million that we had previously reported in the year ago quarter.

                                                                                                Our Classmates Media segment adjusted OIBDA in the second quarter represented 18.7 percent of segment revenue. This was up from 14.6 percent of segment revenues in the year ago quarter. Excluding the $3.9 million in IPO related expenses our segment adjusted OIBDA would have increased to approximately 25.5 percent of segment revenues in the second quarter. The strong year-over-year performance reflects the operating leverage associated with the higher segment revenues and, again, our disciplined management of our operating expenses.

                                                                                                Turning to the communications segment, our communications pay accounts decreased by a net 127,000 during the second quarter versus a 143,000 net decline

United Online, Inc.

Second Quarter 2008 Earnings Call

August 5, 2008

                                                                                                in the year ago quarter. Segment pay accounts totaled 1.9 million at June 30, 2008 compared to 2.4 million a year earlier.

                                                                                                Communications segment revenues in the second quarter were $65.3 million, a decrease of $18.4 million or 22 percent from $83.7 million in the year ago quarter due to a decrease in pay accounts. Our RPU in the second quarter was $9.45. As with the other segment, it was flat with the first quarter and down two percent from $9.61 in the year ago quarter. Our pay account churn improved to 4.5 percent during the second quarter and was down from 4.8 percent in the first quarter and from 4.7 percent in the year ago quarter.

                                                                                                We continue to effectively manage our communications cost structure, as evidenced by our second consecutive quarter of sequential growth in segment adjusted OIBDA despite a decline in quarterly revenues. Our segment adjusted OIBDA was $26.9 million in the second quarter and was up from $26.8 million in the first quarter and was a decrease of $2.4 million or eight percent from $29.3 million in the 2007 second quarter. The eight percent year-over-year decrease in segment adjusted OIBDA was well below the 22 percent year-over-year decline in our segment quarterly revenues, which again underscores our focus on managing our dialup internet access business to drive strong profitability and cash flow contributions.

                                                                                                Our communications segment adjusted OIBDA as a percentage of segment revenues, as Mark mentioned, increased to a record 41.3 percent in the second quarter and was up from 35.1 percent of segment revenues in the year ago quarter and from 38.4 percent in the first quarter.

                                                                                                With respect to our balance sheet and dividends, our total cash and short-term investment balances increased from the end of the first quarter by a net $16 million in the second quarter to a total of $240 million at June 30, 2008. The company paid $14.9 million in cash dividends during the second quarter, bringing the total to approximately $180 million of cash dividends having been paid by the company since 2005. In addition, the company recently declared its 14th consecutive 20 cent per share quarterly cash dividend. The record date for this dividend is August 14th and it is payable on August 29, 2008. Following the closing of the proposed acquisition of FTD, the company expects to decrease its regular quarterly cash dividend from 20 cents per share to 10 cents per share.

                                                                                                Moving on to guidance, this afternoon we are initiating guidance for the third quarter and increasing our guidance for the full year 2008. The guidance we provide today does not include any contributions from the proposed acquisition of FTD. We are establishing third quarter guidance for consolidated revenues in the range of $117 to $121 million. Our 2008 third quarter guidance for consolidated adjusted OIBDA is in the range of $34 million to $38 million.

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                                                                                                Moving on to guidance for the full year 2008, in terms of the top line we continue to anticipate a year-over-year decline for 2008 in communication segment revenues that will be partially offset by an increase in Classmates Media segment revenue. We are increasing our 2008 consolidated adjusted OIBDA guidance to the range of $149 million to $154 million, which is a $2 million increase from our prior guidance range of $147 million to $152 million for 2008, again despite incurring the previously discussed $3.9 million in IPO related expenses.

                                                                                                We currently expect capital expenditures in 2008 in the range of $18 million to $22 million, tightening the high end of the guidance range from our previous guidance. We are maintaining our previous guidance for cash taxes. We expect to pay cash taxes in 2008 of between $30 million to $35 million.

                                                                                                And with that, that concludes my prepared remarks. I’ll say thank you to everybody and back to you, Mark.

Mark:                                                                 Thanks, Scott. Again, another great quarter for United Online. We’re quite excited about the proposed acquisition of FTD but it’s important for everyone to understand that our core businesses are doing extremely well in a very tough economic environment. And with that, Operator, I would like to open up the queue to questions. Can you please explain to people how they can get into the queue?

Operator:                                              Ladies and gentlemen, if you would like to ask a question you may do so by pressing star one on your touchtone telephone. Please keep in mind if you are using a speakerphone, make sure your mute function is turned off to allow your signal to reach our equipment. Once again, that is star one at this time. We’ll take our first question from Jim Friedland of Cowen & Company.

Q:                                                                                    Hi, thanks. It’s Kevin Copalman(?) in for Jim. Could you tell us what percentage of Classmates revenues and subscribers or net adds were international and could you also talk about what you think are some of the key drivers behind that international growth at Classmates? Thanks.

Answer:                                                   Yes. Well, we don’t break out the international separately, as you know, from the domestic or that would just be new disclosure. We did talk about the fact that the international unit, although small, has tripled year-over-year, so impressively but we don’t break out the specific granular details, domestic and international. And what was the second part of your question?

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Q:                                                                                    Just what you think some of the key drivers and trends are there.

Answer:                                                   What we’re doing is on a global basis is we’ve really changed the way we’re communicating with our Classmates and StayFriends members. Things are much more driven by user-generated content and making people aware of the new content that’s been posted. I don’t know if you noticed this but we just completed running a three month massive promotion on the Classmates site which basically where we offered to pay people’s mortgage for a year and in order for them to enter the sweepstakes they had to post a photo on their profile. And this promotion just completed. It was spectacularly successful. There was a similar type of event that was run in Europe around a soccer promotion actually which ironically was around the German team winning the Euro Cup. And so we’ve been promoting our business more differently and more towards UGC and the response rates that we’ve been getting and the level of engagement, the amount of time on the site and the amount of content posted, it’s just gone up dramatically in Germany and in France, in Sweden and in the United States. So our marketing programs have just been very, very successful and there have been many of them. It’s not a silver bullet approach. We’ve had about seven initiatives and we have many more planned between now and the end of the year.

Q:                                                                                    Thanks a lot.

Answer:                                                   Thank you.

Operator:                                              Next we’ll go to Youssef Squali from Jefferies & Company.

Q:                                                                                    Hi, thank you very much. Good afternoon, guys. A couple questions: If I look at the margin that you’ve reported for 2Q, the OIBDA margin, I think Scott you talked about expenses or a one-time expense, it was about 33.9 percent and if I look at the implied OIBDA guidance for 3Q, it’s just about 30 percent. Can you speak to why the margin compression? What should drive that? And second, what is the extra cost of continuing to run Classmates Media as kind of a pre-IPO type of company with audited numbers, etcetera? I think your strategy of maintaining all the numbers fresh and etcetera I think makes a lot of sense but how many margin points is it costing you just to kind of carry that?

Answer:                                                   Youssef, this is Mark. I’ll take the second one first. As you know, we’re pretty much running Classmates Media Corp as if it was a separate standalone public company. We thought it would be very transparent for folks like you and other people in the investment community who had the benefit of reading the S1(?), newer analysts obviously who posted models, etcetera. So we wanted to make it as transparent as possible so that had this IPO been completed we would be sitting here today having a quarterly earnings call and getting judged on how are our revenues, how was our EBITDA, what were our net adds, etcetera. So the expenses that we are incurring in order to preserve that level of transparency one and two to keep us at the ready so that we can go take this company public when

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                                                                                                the storm clouds in the market are removed have to do with embedded public company type costs, audit fees, Sar-Ox compliance and you name it. So we’re running the Classmates Media division in effect that way, as if it was a standalone public company so that when it did go public you would be able to see pre and post a commonality in expense load in terms of what we have and what we’re paying for. So that’s why we did it. It would have been very easy for us if we had not intended to take the company public in the future to just go back and meld the thing back in. But we chose to keep it separate, standalone and audit it as such so that it was standing as a de facto separate public company.

Q:                                                                                    That makes a lot of sense but if you were to dry ball it, is it a couple million dollars of extra costs that you’re carrying?

Answer:                                                   Yeah, I would say all in it’s probably in the single million dollar range to do that between the audit fees and some of the implied public company type costs. I don’t think it’s multiple millions of dollars but certainly more than it would be if we were just melding the whole thing together into one big pot. And I think it’s helpful because now we can sit here and do what we’re doing, for example on this earnings call. And if people had looked at what we had thought and what the world had thought Classmates Media was going to do as a public company and you look at the performance that we’ve had in the December, March and now the June quarter, I mean we’ve pretty much crushed those numbers. And so our ability to be able to transparently explain that has been a function of keeping this process alive. Scott, do you want to go to the first point?

Answer:                                                   Sure, absolutely. Youssef, to the first point here, really fundamentally it’s just down to taking a look at our forecast, seasonality considerations for the summer months at the end of the day. Certainly there are investment-related, expense-related decisions that are always from a timing perspective going to affect one quarter versus the other. But the principle driver here quarter on quarter is just simply the fact of the seasonality of the summer months versus the second quarter.

Q:                                                                                    Last year there was actually about a 150 to 200 basis point increase Q2 to Q3 in your OIBDA margin.

Answer:                                                   Last year as you recall, I think I talked about it on the call, we had a major value engineering cost savings initiative underway at the company that we put into place that saved us literally millions of dollars. And while we continue to look at such things we don’t have a similar major cost cutting initiative underway right now because our margins are looking tremendous and we didn’t feel the need to have to do that right now. So it’s a little bit of apples to oranges if you look at it that way, Youssef.

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Q:                                                                                    And then my last question: Mark, I think you talked about the variety or the relatively high number of changes you’ve made to the Classmates platform. Can you just help us, give a little clarity on maybe which one, maybe the top one or the top two that had the most impact on churn and the most impact on just sub growth?

Answer:                                                   I would say, Youssef, you and I talked about this actually at your conference in New York, the best news is that there is no one that has done it. A year and a half ago, almost two years ago there was one and it was the digital guest book which continues by the way to be a very effective feature but it is right now a feature out of a spectrum of seven or eight that are working. I think I told you as we were doing the IPO road show that we were coming out with the new website and that new website was going to allow us to really expand the feature set and each of those new features would themselves have a marketing aspect to them. So now you’re sitting with a Classmates today versus a year ago that’s probably got six to eight different features that solicit people to post user-generated content, engage with the site that didn’t exist a year ago. And it’s kind of a viral snowball effect and that’s why you’re seeing such a massive increase in the monthly active members on Classmates year over year and quarter over quarter in the amount of time spent and the significant increase in paid subscribers because it’s just creating an environment that’s much more chock full and much more fun to use. So luckily I’m thankful that it is not the result of a silver bullet marketing program because that sustainability would be much more challenging than if you’ve got six to eight things that are working. So it’s just a lot of good marketing going on.

Q:                                                                                    Okay, nice work.

Answer:                                                   Thanks, man. Thank you, sir.

Operator:                                              Next we’ll go to Tom Kerr of Reed Connor.

Q:                                                                                    Hi, guys. Going back to the Classmates segment advertising growth, you touched on this a little bit but from a big picture perspective if you look at the three things that might affect that, cyclical issues in the economy, secular issues in display ads or company-specific issues, how would you characterize that on a three percent ad growth on Classmates segment?

Answer:                                                   I’d say number one is market issues. And I would call them market issues first and secular issues second. You have a lot of people in the market today who aren’t spending money. There’s a lot of people in the home loan, mortgage, financial type businesses — I don’t want to name names because we all know who they are — who basically are spending no money and they used to spend mega millions of dollars in advertising. And there’s other people, credit card companies,

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                                                                                                who have their own subprime credit card woes who are no longer out there spending large monies on customer acquisition costs and lead generation costs because they don’t want to take on additional bad credit. So you have a lot of things going on climatically which are secular to, for example, financial services and related categories to that and then you have from an internet perspective the fact that many of these people, while they valued getting new customers before, you have a lot of those companies who today are saying, “I don’t want new customers because I’m not sure my core fundamental business model works and giving me more people in a model that doesn’t work is no longer beneficial.”

                                                                                                I don’t think that’s terminal, Tom. I think it’s absolutely temporary and the good news is that our folks have been very nimble in finding other ways to monetize these users, including promoting some of our own products, whether it be MyPoints or Classmates gold memberships and the like. So we’ve got a good bevy of advertisers on the site and we’ve got a lot of great opportunities to promote our own products as well. The other thing I might add and that is impacting the number a little bit, the post-transaction revenue was higher last year. I think we talked about that on the IPO road show. We had a different partner a year ago. We’re now up at the point where we’re starting to approach where we were a year ago in terms of the performance of that portion of the business. But we had told people to expect between December and June 2007 to 2008 that it would take us time to ramp that portion of the advertising business because of the new partnerships, to get them to where the other partner was. And it has taken us that long and I’m pleased to announce that we are on the threshold of accomplishing that.

Answer:                                                   I would add that if you just look sequential quarter Q1 to Q2 our post-transaction revenues were up 25 percent and had we achieved the same level of post-transaction levels as we had in the Q2 quarter prior year you would have seen 11 percent year-over-year growth in the advertising revenue.

Answer:                                                   What’s interesting, Tom, and I say this in all candor is when we were preparing the IPO road show and on the IPO road show back in December, a lot of the feedback that I got was, “Well, why wouldn’t you just have a 100 percent advertising related model? Look at Facebook and look at MySpace and look at this and look at that.” And my comment was, “I’ve got 49 million free members who are all ad supported and if I X’d out my subscription revenues that I have which are massively profitable and growing like a weed, then what would I have?” And everybody was like, “Well, look at how great those companies are doing.” And now look at where those companies are today. They are struggling to sell advertising overall and two, their CPMs are incredibly low, to the point where they’re almost below remnant rates. And so our business model, which was a hybrid model, which is focused on really bringing people in, enhancing the experience and then encouraging them to migrate to pay has really proven to be a

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                                                                                                godsend because had we had the other business model and then the advertising market went as bad as it did, we would not be where we are today and had we been public and had you been a public shareholder in that standalone asset, you would not have been a happy camper.

Q:                                                                                    So all other things being equal ignoring the economy for a second, that number should be higher.

Answer:                                                   Well, again, without making a projection I can tell you the reasons why it is the three percent that you’ve pointed out and you can come to your own conclusion about where it might go but I think I’ve given you a good construct to evaluate that.

Q:                                                                                    Thank you.

Answer:                                                   Okay, buddy, thank you.

Operator:                                              Once again, that is star one at this time if you would like to ask a question. Next we’ll go to Yun Kim of Pacific Growth Equities.

Q:                                                                                    Thank you. I apologize if some of my questions have already been answered. I got on the call fairly late. Can you talk about how the current overall weakness in the display advertising in the industry is affecting your Classmates.com business? I am assuming it should benefit you since the cost of customer acquisition should be favorable with lower affiliate costs and also your own direct advertising costs being lower. And I believe            any weakness in your own display advertising business. Does your margin guidance assume this favorable dynamic or am I over-generalizing things here?

Answer:                                                   I don’t think you’re over-generalizing. One of the unusual and positive aspects of our company is that we’re not only a seller of advertising, we’re a far greater buyer of advertising if you look at the amount that we send. And so we are benefiting from what’s going on in the market today. We’re buying more efficiently. We’re getting better customer acquisition costs. We’re getting lifetime value characteristics because of all the things we talked about that we added at Classmates. So that’s been very much a positive.

                                                                                                In terms of the challenges of selling advertising, our challenges are no greater or no lesser than a lot of the other large players in the market. It’s a huge advantage for us to be going out there selling a 52 million member audience on Classmates or an 8 million member audience on MyPoints. That’s a huge advantage versus some of these smaller companies who don’t have the critical mass. On the other hand, as you know the rates in display advertising have been challenging. So we’ve been really good about diversifying our businesses so that we’re not overly

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                                                                                                vulnerable on the revenue side of the business and on the margin side of the business we are the beneficiary of the challenges in the ad market. So I would say that the plusses that we get from margin enhancement from our spend more than offset the challenges that we might face from having a relatively modest portion of our business be in the selling of advertising revenues. Does that make sense?

Q:                                                                                    Yes. That’s great.

Answer:                                                   We’re on the right side of that arbitrage.

Q:                                                                                    Yes. And then also, sticking with the Classmates.com business, when should we start expecting some more initiatives to improve monetization of your user base, both paying and non-paying accounts? And in that regard can you give us some update on the integration of MyPoints with Classmates.com, where we are today? And then also, any focus on trying to improve the monetization of non-paying accounts, non-paying but active accounts that are getting fairly sizeable here besides trying to convert them into paying ones?

Answer:                                                   Let me see if I can remember that. I would say at a high level your question is what are you doing about the free members to get them to monetize more. The answer is, one, we’re creating many more avenues of user-generated content. We’re expanding on Classmates beyond just the school. While it’s still at our core, we’re including neighborhoods and interest groups which will allow our media team over the next 12 months to be able to go out and sell local advertisers and interest group-specific advertisers. So for example, Yun, if we have 500,000 people out of the 50 million who choose to join the auto club or the sports car interest group, we could go to Chevrolet who’s launching the new Camaro and say, “Would you like to reach on a targeted basis 500,000 sports car aficionados?” Those are opportunities we just didn’t have before the new Classmates website was launched in the fourth quarter of last year, number one.

                                                                                                Number two, in terms of integration with MyPoints, the MyPoints integration plan has started. They have weekly meetings on this. We had told people not to expect anything of major interest until the beginning of the second quarter of ‘09. We said that on the IPO road show and have reiterated it. We are still on track to do that. There are some smaller integration programs that MyPoints and Classmates will be doing together in the balance of this year. You’ll start to see that. And overall, what we’re trying to do is get it so that the Classmates member base comes back more often, does more things, is more engaged and then we believe that we will be able to monetize them at a much higher rate over time, we will be able to transport many of those people over to MyPoints as part of a MyPoints integrated membership, number two, and number three, happier users with more content who come back more often and are more engaged are more likely to become pay members. So we think we will help the preservation of our

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                                                                                                pay member base, called churn, which is lower than it’s ever been in the 13 year history of the company and we’ll continue to encourage free members to jump the wall because of what we’ve done.

                                                                                                That’s our strategy. It’s been our strategy. All we’re doing now is executing it.

Q:                                                                                    Great. So we should expect more gradual improvement in monetization rather than any kind of            coming ahead.

Answer:                                                   Well, that’s our goal. Having said that, the ad market’s got to hold up, the economy’s got to hold up. I mean I can’t project what’s going to happen in election year, who’s going to get in, what’s going to go on. I mean every day I read the paper — actually I stopped reading the business section. I’m now only on sports because it’s just too depressing to read about it. So I can’t tell you climatically what’s going to happen in the market. I can tell you strategically that’s where we’re heading. So our ability to execute will be impacted by where the market is and what’s going on in the world but our strategy is as we’ve discussed: Try to sell more targeted advertising to a broader group of people because of diversification of our member base.

Q:                                                                                    And then Scott, in terms of cash flow from operations is there anything we should be aware of when the FTD acquisition closes in the quarter besides simply adding FTD’s past cash flow run rate?

Answer:                                                   Nothing that I could comment on today specifically, Yun. We’re going to wait until after the hopefully closing of the proposed acquisition and then we’ll get into much more detail about the business, the fundamentals behind it as well as guidance on a go-forward basis.

Q:                                                                                    Great, thank you guys.

Answer:                                                   Thank you, Yun. Appreciate it.

Operator:                                              And it appears there are no questions at this time. I’d like to turn the conference over to Mr. Mark Goldston for any additional or closing remarks.

Mark:                                                                 Thank you, Operator. I would just like to say if you have any additional questions, please channel them through Erik Randerson, our V.P. of Investor Relations and if you need to get with Scott or myself Erik will take care of that. And I want to thank everybody for taking the time to be on the call with us today. Thank you.

Operator:                                              Ladies and gentlemen, that does conclude today’s conference call. We’d like to thank you all for your participation. And have a great day.

END